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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      DIGITALE TELEKABEL AKTIENGESELLSCHAFT
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                                (Name of issuer)

           AMERICAN DEPOSITORY RECEIPTS REPRESENTING ORDINARY SHARES,
                          NOMINAL VALUE GERMAN MARKS 5
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                         (Title of class of securities)

                                   25387W 10 9
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                                 (CUSIP number)

                                HORST BRINKMEIER
                             CHIEF EXECUTIVE OFFICER
                      DIGITALE TELEKABEL AKTIENGESELLSCHAFT
                             RENNBAHNSTRAE 72-74
                            D-60528 FRANKFURT AM MAIN

                                 0049-69-9674500
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    COPY TO:
                              PAUL BERKOWITZ, ESQ.
                             GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0685
                             TELECOPY (305) 579-0717
                                  JULY 14, 2000

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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


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CUSIP NO. 46058W103                  SCHEDULE 13D            Page 2 of 6 Pages
         ----------                                         --------    --------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Tele Columbus Gmbh, [Tax # DE 151384574]
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Federal Republic of Germany
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    574,380
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   574,380
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          574,380
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          76.58%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                               TELE COLUMBUS GMBH

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

         This Statement relates to American Depository Receipts (the "ADRs") representing the ordinary shares, nominal value German Marks 5, of Digitale Telekable AG, a German corporation (the "Company").

         The principal executive offices of the Company are located at Rennbahnstrae 72-74, D-60528 Frankfurt am Main, Germany.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is filed by Tele Columbus GmbH, a German corporation (the "Reporting Person").

         The address of the Reporting Person is Peinerstra(beta)e 8, D-30519 Hannover, Germany.

         The principal business of the Reporting Person is to provide broadband cable services.

         THE NAMES, PRESENT PRINCIPAL OCCUPATION, OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESSES AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED OF ALL EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON ARE LISTED ON SCHEDULE 1 HERETO.

         Neither the Reporting Person nor any executive officer or director thereof, has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither the Reporting Person nor any executive officer or director thereof, has been during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person purchased the securities for an aggregate amount equal to Euros 4,922,760, such amount, paid in total, out of working capital. Except as set forth in this Item 3 and Item 4, the Reporting Person has no plans or proposals with respect to any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.



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

ITEM 4. PURPOSE OF THE TRANSACTION.

         Through the purchase of these securities the Reporting Person acquired a controlling interest in the Company. Because the Company and Reporting Person are in the same line of business this acquisition is anticipated to allow the Reporting Person to enlarge its business. Except as set forth in Item 3 and this
Item 4, the Reporting Person has no plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 574,380 ADRs of the outstanding ADRs of the Company. The 574,380 ADRs constitute 76.58% of the outstanding ADRs, based on a total of 750,000 ADRs outstanding as of July 28, 2000.

         (b) The Reporting Person has the sole power to vote and dispose of the 574,380 ADRs.

         (c)      NOT APPLICABLE.

         (d)      NOT APPLICABLE.

         (e)      NOT APPLICABLE.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 24, 2000




                                            Tele Columbus GmbH



                                            By: /s/ Dr. Hebert Leifker
                                                --------------------------------
                                                Dr. Hebert Leifker
                                                Title: Chief Executive Officer





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SCHEDULE 1

                        EXECUTIVE OFFICERS AND DIRECTORS

NAME                                    OFFICE AND ADDRESS OF EMPLOYMENT

Dr. Hebert Leifker                      Title: Chief Executive Officer/Director
                                        Peiner Stra(beta)e 8
                                        D-30519 Hannover, Germany
Dietmar Schickel                        Title: Chief Executive Officer/Director
                                        Peiner Stra(beta)e 8
                                        D-30519 Hannover, Germany







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